Suite 206, 388 Drake Street, Vancouver, BC
CANADA V6B 6A8

November 20, 2006

United States Securities and Exchange Commission
Washington, DC
USA 20549

Attention:	Raquel Howard, Staff Accountant

Dear Ms. Howard:

RE:	LegalPlay Entertainment Inc.
Item 4.01 Form 8-K
Filed August 14, 2006
File No. 0-29219

Please find below our response to your comment letter of August 22nd 2006. We have followed the same numerical order that was presented in your original letter, for ease of reference. A marked copy of the amendment has been provided to expedite your review.

1.
We note the second paragraph of your disclosure. Please revise your disclosure to address whether the former accountant’s reports on your financial statements for either of the past two years contained an adverse opinion or disclaimer of opinion, or were modified as to uncertainty, audit scope, or accounting principles, which would include the uncertainty regarding the ability to continue as a going concern. We note that the former accountant audited your consolidated financial statements for the years ended December 31, 2005 and 2004, and each audit report (dated March 1, 2006 and August 15, 2005) was modified as to uncertainty regarding the ability to continue as a going concern. See Item 304(a)(1)(ii) of Regulation S-B.

The second paragraph of Item 4.01 has been amended.

2.
Please revise your disclosure regarding disagreements with the former accountant to reference your two most recent fiscal years and any subsequent interim period through the date of the former accountant’s termination, as required by Item 304(a)(1)(iv) of Regulation S-B.

United States Securities and Exchange Commission
November 20, 2006

The disclosure regarding disagreements has been amended to reference the two most recent fiscal years and the subsequent interim period through to the date of Amisano Hanson’s termination.

3.
Please obtain and file an Exhibit 16 letter from the former accountants stating whether the former accountant agrees with your revised Item 304 disclosures, or the extent to which the accountant does not agree. Please request your former accountant to date the letter.

Our former accountant, Amisano Hanson Chartered Accountants, has provided us with a letter stating that they agree with our revised Item 304 disclosures. The letter is dated November 20th 2006 and is attached as Exhibit 16.

4.
We note that it appears that Poker. COM, Inc. changed its name to LegalPlay Entertainment Inc. on September 15, 2003. Please implement the name change, along with any other applicable changes to your contact information, in EDGAR through the https://www.edgarfiling.sec.gov/ website. Please use your EDGAR CIK/CCC to make the change, which will take effect the next time that you file. Please contact Filer Support for assistance at (202) 551-8900.

On October 11, 2006 we contacted EDGAR and requested a COUPDAT to update the Company’s name and contact information on the SEC website. EDGAR has confirmed that the changes will take effect the next time LegalPlay files.

Subsequent to updating our company information on the SEC website on October 11th 2006, the Company had an AGM where a name change was approved by the shareholders. On November 20th 2006 we requested our new Company name be updated on the SEC website to “Synthenol Inc.”

As further requested in your letter of August 22, 2006, we would like to provide a written statement from the Company acknowledging that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,
LEGALPLAY ENTERTAINMENT INC.

/s/ Cecil Morris

Cecil Morris
President